EXHIBIT 99.1

Re:          Midroog Report

Ramat-Gan, Israel	January 10, 2019

B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) (the “Company”) announced the latest report of Midroog Ltd. concerning the debentures (Series B and C) issued by the Company.

Midroog is lowering the rating of the Company’s debentures (Series B and C) from A2.il to A3.il and retaining the rating outlook of credit review with negative implications.

The lowering of the current rating is a result of the weakening of the Company’s financial flexibility in light of the decline in the market value of the Company’s holdings (26.34%) of Bezeq, the Israel Telecommunication Corp. Ltd. (“Bezeq”, Aa2.il with a stable outlook) and the significant decline in the forecasted dividends flow from Bezeq.

On January 8, 2019, Bezeq updated on the possibility of a very material decline in the value of its subsidiaries which may lead to writing off material amounts of the book value of DBS Satellite Services (1998) Ltd.

The previous Midroog’s assessment assumed the continued distribution of dividends from Bezeq at a rate of 70% of the net profit, and dividends received by BCOM from Bezeq in the amount of NIS 180-200 million in each of 2018 and 2019. The new assessment assumes that dividends might not be distributed at all in 2019 or in the optimistic scenario, dividends will be up to NIS 50 million.

On the other hand, the Company’s liquidity level in the amount of NIS 600 million as of the end of 2018 is reasonable. The Company’s rating also continues to be supported by its holdings in Bezeq, which is the largest telecommunications group in Israel, and which Midroog considers to be a moderate business risk, mainly due to intense competition and high regulatory exposure. Bezeq’s strong business position is supported by its strong brand name, significant market share and ownership of a fixed-line communications infrastructure throughout Israel together with a technological advantage and business flexibility. Midroog believes that the structural changes in the communications sector and the increasing competition in all segments, combined with regulatory restrictions (that its main competitors do not share), constitute challenges for Bezeq and are expected to result in continued erosion in revenues and profit margins.

The sale of the Company’s shares held by the parent of the Company, Internet Gold- Golden Lines Ltd. (Ba2.il; credit review with negative implications) is in process and may lead in the foreseeable future to a change in the control structure of Bezeq and the Company. Midroog is currently unable to assess the implications of the change of control, even if it occurs, and this option was a neutral parameter in determining the rating.

The above description of Midroog’s report is only a short summary of the main points and it should not be relied upon as a complete description of the full report. The full description and report can be viewed at: http://maya.tase.co.il